                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                 FORM 11-K

(Mark One)
     [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended December 31, 1998


                                     or


     [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                Commission File No. 1-10568 (LG&E Energy Corp.)


                         A. Full Title of the Plan:


                 WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              LG&E ENERGY CORP.
                            220 West Main Street
                               P. O. Box 32030
                          Louisville, Kentucky 40232

                                 WKE CORP.

                WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

                INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




FINANCIAL STATEMENTS AND SCHEDULES                                   REFERENCE
----------------------------------                                   ---------
Report of Independent Public Accountants . . . . . . . . . . . . . .    Page 1

Statements of Net Assets Available for
  Benefits with Fund Information as of December 31, 1998 . . . . . .    Page 2

Statement of Changes in Net Assets Available for Benefits
  with Fund Information for the Period from Inception
  (July 17, 1998) to December 31, 1998 . . . . . . . . . . . . . . .    Page 3

Notes to Financial Statements and Schedules for the Year
  Ended December 31, 1998 . . . . . . . . . . . . . . .  . . . . . .  Page 4-7

Item 27a - Schedule I - Schedule of Assets Held for
  Investment Purposes As of December 31,1998 . . . . . . . . . . . .    Page 8

Item 27d - Schedule II - Schedule of Reportable Transactions
  for the Year Ended December 31, 1998 . . . . . . . . . . . . . . .    Page 9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the
   WKE Corp. Bargaining Employees' Savings Plan:

     We have audited the accompanying statements of net assets available for benefits of the WKE Corp. Bargaining Employees' Savings Plan (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits as of December 31, 1998 and the statement of changes in net assets available for benefits for the year ended December 31, 1998 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
     June 18, 1999

                                 WKE CORP.

                WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              DECEMBER 31, 1998


ASSETS                                                                    1998
------                                                                    ----
Investments - at Fair Value (Notes 1 and 2)
    Fidelity Magellan Fund                                          $  166,951
    Fidelity Equity Income II Fund                                     153,126
    Fidelity Contrafund                                                 79,486
    Spartan U.S. Equity Index Fund                                      71,915
    Warburg Pincus Emerging Growth Fund                                 41,969
    LG&E Energy Cor. Common Stock Fund                                  26,549
    Fidelity Puritan Fund                                               25,508
    Fidelity Ret. Gov't Money Market Portfolio                          23,887
    Templeton Foreign Fund A                                            16,861
    Fidelity Intermediate Bond Fund                                     10,545
    Participant Loans                                                    1,100
                                                                    ----------

Total Investments                                                   $  617,897
                                                                    ----------
                                                                    ----------


          The accompanying notes to financial statements and schedules
                    Are an integral part of these statements

                                 WKE CORP.

              WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

    FOR THE PERIOD FROM INCEPTION (JULY 17, 1998) TO DECEMBER 31, 1998



                                                                                                                       LG&E ENERGY
                                        FIDELITY         FIDELITY                       SPARTAN        WARBURG PINCUS      COMMON
                                        MAGELLAN     EQUITY INCOME II   FIDELITY   U.S. EQUITY INDEX   EMERGING GROWTH      STOCK
                                          FUND             FUND        CONTRAFUND      PORTFOLIO            FUND            FUND
                                          ----             ----        ----------      ---------            ----            ----
ADDITIONS:

Contributions:
  Employer                                $37,967       $31,568          $14,609        $13,665           $8,573         $6,638
  Participant                             107,597       106,484           54,602         51,258           26,103         19,446
                                       -----------  ------------       ----------  -------------     ------------    -----------
                                          145,564       138,052           69,211         64,923           34,676         26,084

  Interest and dividends                    3,217         8,806            5,776            145                              38

  Net realized and unrealized
    gains (loss)                           20,870         4,846            4,908          6,528            6,411            954
                                       -----------  ------------       ----------  -------------     ------------    -----------

       TOTAL ADDITIONS                    169,651       151,704           79,895         71,596           41,087         27,076

DEDUCTIONS:

  Benefit  payments                           403
                                       -----------  ------------       ----------  -------------     ------------    -----------


        Net increase(decrease)
        prior to interfund
        transfers                         169,248       151,704           79,895         71,596           41,087         27,076

    Net interfund transfers to (from)
    investment options
    including participants
    loan  transactions                     (2,297)        1,422             (409)           319              882          ($527)

                                       -----------  ------------       ----------  -------------     ------------    -----------

  Net Increase                            166,951       153,126           79,486         71,915           41,969         26,549

  Net assets at beginning
     of year                                    -             -                -              -                -              -
                                       -----------  ------------       ----------  -------------     ------------    -----------

  Net assets at end
    of  year                             $166,951      $153,126          $79,486        $71,915          $41,969        $26,549
                                       -----------  ------------       ----------  -------------     ------------    -----------
                                       -----------  ------------       ----------  -------------     ------------    -----------





                                                         FIDELITY                  FIDELITY
                                            FIDELITY     RET.GOV'T   TEMPLETON    NTERMEDIATE
                                            PURITAN      MONEY MKT.   FOREIGN         BOND         PARTICIPANT
                                              FUND       PORTFOLIO     FUND A        FUND             LOANS           TOTAL
                                              ----       ---------     ------        ----            -----           -----

ADDITIONS:

Contributions:
  Employer                                  $5,936        $6,052        $4,139         $3,180                          $132,327
  Participant                               16,821        18,153        12,589          7,776                           420,829
                                         ----------   -----------    ----------    -----------        ---------     ------------
                                            22,757        24,205        16,728         10,956                0          553,156

  Interest and dividends                       333           170           413             97                            18,995

  Net realized and unrealized
    gains (loss)                             1,390                         266            (24)                           46,149
                                         ----------   -----------    ----------    -----------        ---------     ------------

       TOTAL ADDITIONS                      24,480        24,375        17,407         11,029                0          618,300

DEDUCTIONS:

  Benefit  payments                                                                                                         403
                                         ----------   -----------    ----------    -----------        ---------     ------------

        Net increase(decrease)
        prior to interfund
        transfers                           24,480        24,375        17,407         11,029                0          617,897

    Net interfund transfers to (from)
    investment options
    including participants
    loan  transactions                       1,028          (488)         (546)          (484)           1,100                -

                                         ----------   -----------    ----------    -----------        ---------     ------------

  Net Increase                              25,508        23,887        16,861         10,545            1,100          617,897

  Net assets at beginning
     of year                                     -             -             -              -                -                -
                                         ----------   -----------    ----------    -----------        ---------     ------------

  Net assets at end
    of  year                               $25,508       $23,887       $16,861        $10,545           $1,100         $617,897
                                        -----------  ------------    ----------    -----------        ---------      -----------
                                        -----------  ------------    ----------    -----------        ---------      -----------

                   The accompanying notes to financial statements and schedules are an integral part of this statement

                                  WKE CORP.

                  WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES



(1)     DESCRIPTION OF PLAN
        -------------------

The following description of the WKE Corp. Bargaining Employees' Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

              A.  GENERAL

                    The Plan was established on July 17, 1998. All Bargaining
              unit employees of WKE Corp., Western Kentucky Energy Corp. and WKE Station Two Inc., are eligible to participate in the Plan on the first of the month on or following twelve months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              B.  CONTRIBUTIONS AND VESTING

                     Employees choosing to participate may elect to
              contribute an amount equal to an integral percentage from one percent (1%) to fifteen percent (15%) of base pay on a pre-tax or after-tax basis. The Company in turn will match fifty percent (50%) of the employees' contribution on the first six percent (6%) of eligible compensation. Employee contributions, plus actual earnings thereon, are vested immediately. Company contributions are 20% vested for each year of service with 100% vesting after five years.

              C.  PARTICIPANT ACCOUNTS

                     Each participant's account is credited with the
              participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

              D.  INVESTMENT OPTIONS

                     Participants direct the investment of all contributions
              (employee and employer). The Plan offers ten mutual fund investment options, detailed below., or a Company stock fund. An employee may invest in one or more of ten investment options in 1% increments.

                     Participants may choose from the following ten mutual
              fund investment options or a company stock fund:

                     -  Fidelity Retirement Government Money Market Portfolio

                        Invests in obligation issued or guaranteed as to timely payment of principal and interest by the U.S. government, it agencies or instrumentalities.

                     -  Fidelity Puritan Fund

                        Diversifies investments among a variety of companies, industries and types of securities.

                     -  Spartan U.S. Equity Index Portfolio

                        Attempts to duplicate the composition and total return of the Standard & Poor's 500 Index.

                     -  Fidelity Magellan Fund

                        Invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The Fund also diversifies investments among a variety of industries and sectors within the market.

                     -  Fidelity Intermediate Bond Fund

                        Invests in all types of medium to high quality U.S. and foreign bonds, including corporate or U.S. government issues.

                     -  Fidelity Equity Income II Fund

                        Invests in stocks of domestic and foreign companies with potential for capital growth.

                     -  Fidelity Contrafund

                        Invests in common stocks believed to be undervalued and in companies that are currently out of public favor but show potential for capital growth.

                     -  Warburg Pincus Emerging Growth Fund

                        Invests primarily in common stocks of rapidly growing small and medium sized companies which generally will benefit from new products or services, technology, or changes in management. The stocks are diversified among a variety of industries.

                     -  Templeton Foreign Fund A

                        Invests primarily in common stocks and it can purchase securities in any foreign country, developed or developing.

                     -  Janus Worldwide Fund, effective August 1, 1998

                        Invests primarily in common stocks of foreign and domestic companies. The fund normally invests in issuers from at least five different countries, including the US; however the fund may at times may invest in fewer than five countries or even a single country

                     -  LG&E Energy Corp. Common Stock Fund

                        Invests primarily in the common stock of LG&E Energy Corp., as well as short-term investments

              F.  PARTICIPANTS LOANS

                     Participants may borrow from their fund accounts a
              minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loans to purchase a home can not exceed 15 years and all other loans are for a period not exceeding five years. A participant can have up to two(2) loans. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates range from 6 percent to 9 percent. Principal and interest is paid ratably through monthly payroll deductions.

              G.  PAYMENT OF BENEFITS

                     On termination of service due to death, disability or
              retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments over a fifteen year period, or any combination of lump-sum and periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, periodic installments over a fifteen year period, or any combination of lump-sum and periodic installments.

(2)     SUMMARY OF ACCOUNTING POLICIES
        ------------------------------

              A.  BASIS OF ACCOUNTING

                     The financial statements of the Plan are prepared under
              the accrual method of accounting in accordance with generally accepted accounting principles.

              B.  USE OF ESTIMATES

                     The preparation of financial statements in conformity
              with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

        ------------------------------------------

              C.  INVESTMENT VALUATION AND INCOME RECOGNITION

                     The Plan's investments are stated at fair value.  Shares
              of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

                     Purchases and sales of securities are recorded on a
              trade-date basis. Interest income is recorded on the accrual basis.

              D.  PAYMENT OF BENEFITS

                     Benefits are recorded when paid.


(3)     RELATED PARTY TRANSACTIONS
        --------------------------

Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(4)     PLAN TERMINATION
        ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)     CERTIFIED INFORMATION
        ---------------------

The Plan's funds are maintained by the trustee, Fidelity Management Trust Company. The Plan administrator has instructed the independent public accountants not to examine the information certified as complete and accurate by the trustee/custodian. The trustee/custodian's certification applies to all Plan assets and transactions for the dates presented on the financial statements and schedules listed on the accompanying index.

(6)     ADMINISTRATIVE COSTS
        --------------------

Certain expenses incurred for the administration of the Plan are paid by the Company.

(7)     RECONCILIATION TO FORM 5500
        ---------------------------

Interest and dividends shown on the accompanying financial statements include $18,995 of interest and dividends from registered investment companies. This amount, together with the net realized and unrealized gains of $46,149, is shown as net investment gain from registered investment companies on the Plan's 5500.

(8)     TAX STATUS
        ----------

On September 15, 1999, the plan Administrator requested a determination letter from the Internal Revenue Service. The Plan Sponsor and legal counsel believe that the Plan was designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

                                       WKE CORP.

                      WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

               ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                   DECEMBER 31, 1998



Identity of Issue       Description of Asset                             Cost      Fair Value
-----------------       --------------------                             ----      ----------
* Fidelity              Fidelity Magellan Fund                    $   146,413   $     166,951
* Fidelity              Fidelity Equity Income II Fund                148,286         153,126
* Fidelity              Fidelity Contrafund                            74,686          79,486
* Fidelity              Spartan U.S. Equity Index Fund                 65,393          71,915
  Warburg Pincus        Warburg Pincus Emerging Growth Fund            35,559          41,969
* LG&E Energy Corp.     LG&E Energy Corp. Common Stock Fund            25,616          26,549
* Fidelity              Fidelity Puritan Fund                          24,122          25,508
* Fidelity              Fidelity Ret. Gov't MM Portfilio               23,887          23,887
  Templeton             Templeton Foreign Fund A                       16,589          16,861
* Fidelity              Fidelity Intermediate Bond Fund                10,565          10,545
  Participants          Participant Loans **                            1,100           1,100
                                                                  -----------   -------------
Total                                                             $   572,216   $     617,897
                                                                  -----------   -------------
                                                                  -----------   -------------


*   - Party-in-interest
**  - Rate of interest  = 8.5%


                 The accompanying notes to financial statements and schedules are an integral part of these statements

                                                     WKE CORP.

                                   WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

                                                   SCHEDULE I I

                                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                DECEMBER 31, 1998



                                                                                                    Fair Value
   Identity of Party                                         Purchase    Selling      Cost of       of Asset on       Net Gain
       Involved          Description of Asset                  Price      Price        Asset      Transaction Date    or (Loss)
--------------------   -----------------------------------   ---------   --------    ---------    ----------------    ----------
* Fidelity             Magellan Fund                          $150,980    $ 4,900     $155,880        $ 156,212         $ 332

  Spartan              U.S. Equity Index Fund                   65,446         59       65,506           65,512             7

* Fidelity             Puritan Fund                             24,175         57       24,232           24,236             4

* Fidelity             Ret. Gov't MM Portfolio                  27,465      3,578       31,043           31,043             -

  Templeton            Foreign Fund A                           17,141        546       17,686           17,692             6

  Warburg Pincus       Emerging Growth Fund                     35,559          -       35,559           35,559             -

* Fidelity             Contrafund                               76,034      1,456       77,490           77,599           109

* Fidelity             Intermediate Bond Fund                   11,052        484       11,536           11,533            (4)

* Fidelity             Equity Income II Fund                   148,399        118      148,517          148,522             5

  Other                LG&E Energy Corp. Common Stock Fund      26,122        527       26,649           26,671            21

* - Party-in-Interest







                  The accompanying notes to financial statements and schedules are an integral part of this schedule

                                    EXHIBIT INDEX

                   WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN
                                       (PLAN)

                                 LG&E ENERGY CORP.
                                      (Issuer)

                             Annual Report on Form 11-K
                      For Fiscal Year Ended December 31, 1998


                                      EXHIBITS

EXHIBIT NO.                 DESCRIPTION
23                          Consent of Independent Public Accountants

                                       SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, all members of the Committee having responsibility for the administration of the WKE Corp. Bargaining Employees' Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WKE Corp. Bargaining Employees' Savings Plan
--------------------------------------------
Name of Plan

October 8, 1999                                   /s/ Victor A. Staffieri
                                                  ----------------------------
                                                  Victor A. Staffieri

                                                  /s/ Charles A. Markel
                                                  ----------------------------
                                                  Charles A. Markel

                                                  /s/ S. Bradford Rives
                                                  ----------------------------
                                                  S. Bradford Rives

                                                  /s/ Frederick J. Newton III
                                                  ----------------------------
                                                  Frederick J. Newton III

                                                  /s/ R. Foster Duncan
                                                  ----------------------------
                                                  R. Foster Duncan

                                                  /s/ Robert M. Hewett
                                                  ----------------------------
                                                  Robert M. Hewett